

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Harvey S. Kanter
President and Chief Executive Officer
Destination XL Group, Inc.
555 Turnpike Street
Canton, Massachusetts 02021

>   **Re: Destination XL Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 10, 2021**
>   **File No. 333-256990**

Dear Mr. Kanter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth W. Fraser